

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2013

Via E-mail
Mr. Mark Pellicane
Chief Executive Officer
Falconridge Oil Technologies Corp.
17-120 West Beaver Creek Rd.
Richmond Hill, Ontario, Canada L4B 1L2

> **Re:** **Falconridge Oil Technologies Corp.**
> **Registration Statement on Form S-1**
> **Filed September 5, 2013**
> **File No. 333-191018**
> **Current Report on Form 8-K**
> **Filed August 21, 2013**
> **File No. 0-54253**

Dear Mr. Pellicane:

   We have reviewed your registration statement and filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note that you filed a Form S-1 registration statement which was declared effective on December 16, 2008. If any shares were sold pursuant to that registration statement on or before December 8, 2011, you would not qualify as an emerging growth company. Please provide us with a detailed legal analysis as to why you believe that you would qualify as an emerging growth company, if you retain the assertions throughout your filing which suggest that you should be considered an EGC. Please see Question 2 to Jumpstart Our Business Startups Act Frequently Asked Questions (April 16, 2012), which is available on our website at

http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm#q1 . In the alternative, revise your filing to take out all references to your being an emerging growth company under the JOBS Act.

2.   On the prospectus cover page, you state that the selling security holders will initially sell their common stock at $0.50 per share "until a market for [y]our common stock develops on the OTC Bulletin Board (the "OTCBB"), and thereafter at prevailing market prices or privately negotiated prices." But that disclosure is inconsistent with your disclosure at pages 11, 16, and 32 that your common stock is quoted on the OTCBB. Please revise to provide consistent and accurate disclosure in that regard.

3.   There appear to be a high number of inconsistent disclosures in this section and elsewhere in your filing. Please review your registration statement and revise it to eliminate all such inconsistencies and to provide accurate and consistent disclosure that is current as of the date you initially filed it. For example:

- You suggest that your business is "extracting new resources from wells that have been assessed as uneconomic" (page 24). At page 8, you indicate that you "must continue to try to locate skilled scientists and professionals…." At page 33, you state that you "intend to carry on business as a development stage video analytics and security company." These statements appear to refer to three different business plans.

- You suggest at page 27 that Messrs. Pellicane and Morra were elected to the positions you list, but at page 37 you state that they were appointed. Please revise to address this apparent discrepancy.

- At page 23, you state that you are "in the development stage and [have] generated only nominal/insignificant revenues." But at page 24, you claim that your company "offers operators a lower cost alternative to drilling a new well, with practically equal performance results," and at page 26 you state that "One of the key benefits to deployment of TerraSlicing is the predictability of TST application to the asset." The latter two statements suggest that you have had substantial experience in applying the technology.

- You state that "Assets are stimulated utilizing our proprietary TST technology" (page 24, emphasis added), despite your holding only a "non-exclusive right" (footnote 7 to the Falconridge Oil Ltd. financial statements, page F-18).

4.   Provide us with independent supplemental support or a clear explanation of your basis for all of the following claims, some of which you repeat at different places in your filing. If you cannot support them, please delete or revise such disclosures. For example:

- Disclose where, when, how often, and how you have used the technology, in support of your claims that "TST may be used in virtually all environments and applications in the oil and gas industry. TST is applicable on land, or marine environments, and

> may be used for both oil and gas well applications, in vertical or horizontal formats"
> (page 24);

- Support each of the twenty-four bullet point "benefits" of TST (page 25); and

- "Our company has relationships globally for deployment of its technology, specifically in [UAE], Oman, [ ] Egypt [and] Brazil" (page 29).

Risk Factors, page 6

We are affected by certain law and governmental regulations, page 8

5.   If any of your target countries (the United Arab Emirates, Oman, Egypt, or Brazil) has not approved TST service, revise to make that clear.

Selling Security Holders, page 14

6.   Please include in the table or the footnotes those natural persons who exercise the power to vote or dispose of the shares held by the listed selling security holders which are legal entities. Refer to Interpretation 140.02 of our Compliance and Disclosure Interpretations relating to Regulation S-K. See also Exchange Act Rule 13d-3.

Description of Business, page 21

General

7.   Revise to clarify the scope of your actual business operations historically. For example, disclose the number of wells on which you have performed workovers, such as the one you describe at page 30. Revise to eliminate the detailed operational discussions which are ubiquitous in your filing if such information is based only on anecdotal evidence from your licensor or others.

Overview, page 21

8.   Disclose what consideration Mr. Muran received in exchange for the 18,000,000 shares that he agreed to have cancelled, or identify by name the shareholders whose shares were cancelled and the consideration each received. We note the disclosure at page 30 that he previously had received that number of shares.

9.   Please expand your discussion of your post-closing financing obligations pursuant to Section 6.1 of the share exchange agreement filed as exhibit 10.1. For example, address the practical consequences, if any, of any inability to meet such obligations. If there would be no real consequences to the company, revise to make that clear. As currently drafted, the reader might expect such financing to be somewhat likely or partially assured.

10.   Clarify the significance of the agreement by Falconridge in Section 6.1(a) to "provide a financing … on mutually agreeable terms by the parties," where two of the three parties/entities were destined, respectively, to be (post-closing) the wholly owned subsidiary and the controlling shareholder/officer/director bloc comprised of Messrs. Pellicane and Morra. Similarly revise to explain the significance of Section 6.1(b) in these circumstances. In that regard, it appears that Messrs. Pellicane and Morra were going to take full control of the company post-closing, so it is unclear what the provisions of Section 6.1 could achieve insofar as there is no party against whom to enforce its provisions other than the company which they now control.

Business Overview, page 24

11.   You disclose that you assume "a financial risk in the [TST] process, with no capital outlay required by the asset holder or lease owner." Please clarify your role in the TST process vis-à-vis the asset holder or lease owner, including detailing financial and operational obligations.

Technologies and Products Overview, page 24

12.   File as an exhibit the agreement by which you are "exclusive agents of TST in the United Arab Emirates and exclusive marketing principal of TST with non-exclusive rights to TST" in other territories. Summarize the terms of that agreement.

Terra Slicing, page 24

Chemical Slot Expansion, page 27

13.   You disclose at page 25 that TST is "safer than a frac." Clarify and provide support for this statement.

Market Segments and Competitive Landscape, page 29

14.   As TST appears to be a well-bore stimulation rather than an enhanced oil recovery technique such as the use of CO_2, explain to us why the discussion in this section of CO_2 and enhanced recovery is relevant. In the alternative, revise this section to remove such information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Cash Requirements, page 33

15.   Please modify your disclosure as necessary to clarify your reference to the company as a "development stage video analytics and security company," as this conflicts with the

business descriptions provided elsewhere in your filing. Carefully review the remainder of your disclosure under MD&A to identify and resolve any other similar inconsistencies.

Results of Operations for the Three Month Period Ended May 31, 2013 and 2012, page 34

16.   You indicate that the substantial decrease in year-over-year revenues in the three month period ended May 13, 2013, "is primarily due to a decrease in service revenues." Provide additional context for this statement, indicating for example whether you lost clients or particular contracts were completed prior to the current period referenced. If these changes reflect a known trend, be sure to discuss it in necessary detail. See Item 303(a)(3)(ii) of Regulation S-K. Similarly, in your discussion of liquidity, explain why there was such a sharp decrease in general and administrative expenses in the most recently completed fiscal year.

Master License, page 38

17.   Discuss at an appropriate place in the filing all the material terms of this (and every other material) agreement, including the date it was entered into, the counterparty, amounts to be paid, when it expires, and what it covers. We note disclosure at note 7 on page F-11 of the Falconridge Oil Ltd. financial statements of a licensing agreement, but it is unclear whether the contract to which you here refer is the same.

Directors and Executive Officers, Promoters and Control Persons, page 39

Executive Management, page 40

18.   You disclose that your executive management team represents "a significant depth of experience in enhanced oil and gas recovery," but reference to the individual sketches does not appear to provide a basis for that assertion. Please revise to clarify the basis or delete the assertion.

19.   Please revise your disclosure to specify Mr. Pellicane's employment, identifying positions held and the dates during which they were held during the past five years. See Item 401(e) of Regulation S-K. Also provide us with the basis for the implication that Mr. Pellicane's efforts resulted in "over $100 million in sales revenue."

Certain Relationships and Related Transactions, and Director Independence, page 45

20.   Please provide all disclosure required by Item 404(d) of Regulation S-K. In that regard, we note your disclosure at page 22 that for the three month period ended May 31, 2013, you received $121,421 and for the fiscal year ended February 28, 2013, you received $293,283 from financing activities consisting entirely of advances from related parties. Also disclose the identity of the shareholder who controls FWT.

Exhibits, page II-3

21.   Please file all material contracts, pursuant to Item 601(b)(10) of Regulation S-K. For example, we note your letter dated June 20, 2013, your licensing agreement with HydroSlotter corporation of Canada referenced in footnote 7 to your audited financial statements for the year ended February 28, 2013, your agreement with Meadowbank Asset Management Inc., and the agreements pursuant to which you received a royalty interest in property in February 2012 in exchange for performing a workover on a well.

22.   In the exhibit list, revise to specify the precise exhibit number pursuant to which the incorporated exhibits were previously filed.

23.   Please obtain and file a new or revised opinion of counsel to reflect the correct number of shares of common stock (19,461,000 shares) to which the registration statement relates. Also ensure that the opinion accurately identifies the date the Form S-1 or the amended Form S-1 was filed with the Commission.

24.   In the new or revised opinion, ensure that counsel does not retain any impermissible assumptions, such as (1) as to all parties, "such parties had the requisite power and authority … to execute, deliver and perform"; (2) all the instruments or agreements have been duly authorized by all requisite action; and (3) "such agreements or instruments are the valid, binding and enforceable obligations of such parties." Counsel may obtain and rely upon the certificates it obtains for such purposes, but it may not assume those items relating to the registrant which underlie its essential opinion. Otherwise, the opinion would "assume away" the relevant issue. Please refer to Staff Legal Bulletin No. 19 at Section II.B.3(a).

Financial Statements – Annual

General

25.   We note that you have references throughout the document to the fiscal years ended February 28, 2013 and 2012. However, the month of February had 29 days in 2012. Review and revise disclosure throughout your filing as necessary to resolve this inconsistency. Similarly, ask your auditor to make corresponding revisions its report on your financial statements.

26.   Given your description of the company in the first paragraph on page 7, your status as a development stage company mentioned in the third paragraph on page 8, and your financial condition relative to the criteria that defines a development stage company, it appears you will need to revise your financial statements to provide the cumulative information required by FASB ASC 915.

27.   On page 22 you indicate that you completed a reverse merger on August 2, 2013, whereby shareholders of the accounting acquirer obtained 29,250,000 shares in exchange

for their equity ownership of Falconbridge Ontario. Please revise all share and per share amounts in your filing, including references and amounts that appear on the Balance Sheets, Statements of Operations, and Statements of Stockholders' Deficit, to reflect this issuance of shares in a manner similar to a stock split to comply with SAB Topic 4:C and FASB ASC 260-10-55-12.

Note 2 - Summary of Significant Accounting Policies, page F-14

Oil and Gas Property, page F-15

28.   Please expand your disclosure to identify your method of accounting for oil and gas producing activities, as either the successful efforts or full cost method. Additionally, please revise your critical accounting policy disclosures on pages 37 through 39 to discuss and analyze material estimates and assumptions that you have made in accounting for these activities. Please refer to FRC §501.14 if you require further clarification or guidance in formulating your disclosures.

Revenue Recognition, page F-16

29.   We note your disclosure on page 30 explaining that you received a royalty interest in a property in February 2012 in exchange for performing a workover on a well using the Terra Slicing technology, and have accounted for the $128,990 value of this interest as revenue. We would like to understand your rationale in recognizing this transaction as a revenue generating event. Please file the agreement under which this service was provided as an exhibit to comply with Item 601(b)(10) of Regulation S-K, and address the following points.

- Quantify the costs you incurred in connection with the workover service and explain why these are not evident in your Statements of Operations.

- Tell us why the costs of the workover effort were not accounted for in accordance with FASB ASC 932-360-25-12 through 14; or Rule 4-10(c)(2) of Regulation S-X, as applicable.

- Tell us why your believe revenue recognition is not contrary to the guidance in FASB ASC 932-360-40-7, considering the examples in paragraphs 55-3, 55-4, and 55-5, also the guidance in 55-6; or Rule 4-10(c)(6)(iii) and (iv) of Regulation S-X, as applicable.

- Clarify whether the royalty interest you received is in the same well to which you applied the Terra Slicing technology under this arrangement.

- Describe the results of your workover effort on the well; indicate the reserve and production status before and after your procedure.

Note 9 - Supplemental Information on Oil and Gas Operations (Unaudited), page F-18

30.   Please address the following with respect to your disclosure under this section:

- As you disclose that your estimates of proved reserves, future net revenue and present values of oil and gas reserves are based on studies prepared by Chapman Petroleum Engineering Ltd., an independent petroleum reservoir engineering firm, you will need to obtain and file the underlying reserve report as an exhibit to comply with Item 1202(a)(8) of Regulation S-K.

- We note your disclosure explaining that your estimates of proved reserves, future net revenue and present values of oil and gas reserves are based on "oil and gas prices received by the Company on February 28, 2013." This approach appears to conflict with Rule 4-10(a)(22)(v) of Regulation S-X, which requires pricing based on a twelve-month average, unless prices are defined by contractual arrangement. Tell us the oil and natural gas prices underlying your estimates of proved reserves as of February 28, 2013, and explain your rationale for using these prices.

Financial Statements - Interim

Basis of Presentation, page F-25

31.   Given that the accounting acquirer in your reverse merger has not filed any periodic report, it appears you should correct your disclosure under this heading making reference to related disclosures in Form 10-Q and Form 10-K.

Current Report on Form 8-K filed August 21, 2013

General

32.   We refer you to our comments noted above under "Registration Statement on Form S-1". Please file an amended current report on Form 8-K/A to make all corresponding changes to this filing as well. Obtain and file updated consents from experts, such as legal counsel, independent accountants, and third party engineers, as applicable, pursuant to Item 601(b)(23) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits, page 38

33.   Exhibits 2.1 and 10.1 were filed in an un-searchable format. Please amend your filing to resubmit these exhibits in a text searchable format. See Section 5.1 of the EDGAR Filer Manual, Volume II: "Edgar Filing," Version 21 (October 2012) and Item 301 of Regulation S-T.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director